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February 24, 2003

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated February 19, 2003, announcing Air France's intention to recruit certain Air Lib staff.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

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Information

AIR FRANCE

Others

Roissy, 19 February 2003

Within the framework of its recruitment policy for replacing staff leaving the company, Air France intends to recruit certain Air Lib staff who are already proficient in skills needed in the Air France Group.

These measures would concern approximately 400 cabin crew who could be immediately operational, as well as about one hundred ground staff positions notably for the new Terminal E, to be opened on 17 June 2003.
Finally, the introduction of a progressive early retirement programme, given approval a few months ago, should lead to the replacement of around 500 staff.

These recruitment needs naturally depend on the evolution of the economic environment and developments in the Middle-East.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 -
Site internet : www.airfrance-finance.com